DEUTSCHE BANK INTERIM REPORT AS OF MARCH 31, 2008	Exhibit 99.1
Deutsche Bank
THE GROUP AT A GLANCE

	Three months ended
	Mar 31, 2008	Mar 31, 2007
Share price at period end	€ 71.70	€100.84

Share price high	€ 89.80	€110.00

Share price low	€ 64.62	€90.60

Basic earnings per share	€ (0.27)	€4.47

Diluted earnings per share	€ (0.27)	€4.28

Average shares outstanding, in m., basic	484	475

Average shares outstanding, in m., diluted	484	496

Return on average total shareholders’ equity (post tax)	(1.5)%	24.7%

Pre-tax return on average total shareholders’ equity	(2.7)%	36.8%

Pre-tax return on average active equity	(3.2)%	44.5%

Book value per share issued[1]	€ 64.09	€69.15

Book value per basic share outstanding[2]	€ 69.83	€76.16

Cost/income ratio[3]	103.0%	65.9%

Compensation ratio[4]	63.6%	45.2%

Non-compensation ratio[5]	39.5%	20.7%

	in € m.	in € m.

Total revenues	4,616	9,576

Provision for credit losses	114	98

Total noninterest expenses	4,756	6,315

Income (loss) before income taxes	(254)	3,163

Net income (loss)	(141)	2,132

	Mar 31, 2008	Dec 31, 2007
	in € bn.	in € bn.

Total assets	2,305	2,020

Shareholders’ equity	34.0	37.0

Core capital ratio (Tier 1)[6]	9.2%	8.6%

	Number	Number

Branches	1,902	1,889
thereof in Germany	987	989

Employees (full-time equivalent)	78,275	78,291
thereof in Germany	27,904	27,779

Long-term rating
Moody’s Investors Service	Aa1	Aa1
Standard & Poor’s	AA	AA
Fitch Ratings	AA–	AA–

The reconciliation of average active equity and related ratios is provided on page 46 of this report.

1	Book value per share issued is defined as shareholders’ equity divided by the number of shares issued (both at period end).

2	Book value per basic share outstanding is defined as shareholders’ equity divided by the number of basic shares outstanding (both at period end).

3	Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.

4	Compensation and benefits as a percentage of total net interest income before provision for credit losses plus noninterest income.

5
Non-compensation noninterest expenses, which is defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest income before provision for credit losses plus noninterest income.

6
The core capital ratio (Tier 1) shown for 2008 is pursuant to the German Banking Act and the Solvency Regulation (“Solvabilitätsverordnung”), which adopted the revised capital framework presented by the Basel Committee in 2004 (“Basel II”) into German law, while the ratio presented for 2007 is based on the Basel I framework.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

INTERIM REPORT            DISCUSSION OF GROUP RESULTS

Management Report
DISCUSSION OF GROUP RESULTS
NET REVENUES were € 4.6 billion in the quarter, versus € 9.6 billion in the first quarter of 2007. In Corporate Banking & Securities (CB&S), net revenues were € 880 million, versus € 6.1 billion in the prior year quarter. Revenues in Sales & Trading (Debt and other products) were € 1.3 billion, down from € 3.4 billion in the record prior year quarter, reflecting mark-downs on Commercial Real Estate activities and on Residential Mortgage-Backed Securities, together with significantly lower revenues in the credit trading business. This development was to some extent counterbalanced by substantial year-on-year revenue growth in foreign exchange and money market trading, core fixed income trading and commodities trading. Revenues in Sales & Trading (Equity) were € 745 million, down from € 1.7 billion in the prior year quarter, reflecting significantly lower revenues in equity derivatives trading and a modest loss in designated equity proprietary trading. Revenues in cash equities were somewhat below the exceptional levels of the prior year quarter, while revenues in prime services were ahead of the prior year quarter. Revenues in Advisory were € 128 million, down from € 250 million in the prior year quarter, while revenues in Origination (Equity) were € 85 million, down from € 146 million, both reflecting lower levels of market activity. Revenues in Origination (Debt) were negative € 1.4 billion, versus € 401 million in the prior year quarter, primarily reflecting the mark-downs in leveraged finance of € 1.8 billion. Revenues for the quarter included a gain of € 77 million from changes in the credit spreads on certain of the firm’s own debt on which the fair value option was used. The application of the fair value option on our liabilities remained unchanged from prior reporting periods. The aggregate gain recorded on our own debt since January 1, 2007 is less than € 100 million, a very modest amount by industry standards.
In Global Transaction Banking (GTB), net revenues were € 661 million, up 8 % versus the first quarter 2007, reflecting growth in client volumes which more than counterbalanced the adverse impacts of lower interest rates and a decline in the U.S. dollar exchange rate.
In Private Clients and Asset Management (PCAM), net revenues were € 2.5 billion, up 1 % versus the first quarter 2007. Revenues in Asset and Wealth Management (AWM) were € 1.0 billion, down 1 % versus the prior year quarter, reflecting modest declines in portfolio/fund management revenues. Revenues in Private & Business Clients (PBC) were up 2 % to a record € 1.5 billion, with growth in revenues from insurance-related products offsetting a decline in brokerage and portfolio/fund management revenues.
Revenues in Corporate Investments (CI) were € 705 million, principally reflecting gains on the sale of shares in Daimler AG, Allianz SE and Linde AG during the quarter, offset by mark-downs, the largest of which was on our option to acquire additional shares in Hua Xia Bank Co. Ltd. in China.

INTERIM REPORT            DISCUSSION OF GROUP RESULTS

PROVISION FOR CREDIT LOSSES was € 114 million in the quarter, versus € 98 million in the first quarter 2007. In PCAM, provision for credit losses was € 125 million compared to € 117 million in the prior year quarter, predominantly reflecting PBC’s strategy of growth in consumer finance. In CIB, net releases were € 11 million, compared to net releases of € 20 million in the prior year quarter.
NONINTEREST EXPENSES were € 4.8 billion in the quarter, down 25 % from € 6.3 billion in the first quarter 2007. Compensation and benefits expenses were € 2.9 billion, down 32 % versus the prior year quarter, primarily reflecting lower accruals for performance-related compensation in the light of operating results. General and administrative expenses were € 1.9 billion for the quarter, up 2 % versus the prior year quarter. Policyholder benefits and claims were a credit of € 126 million, versus an expense of € 27 million in the prior year quarter, mainly reflecting mark-to-market losses on investments held to back policyholder claims in the closed-book Abbey Life business, purchased in the fourth quarter 2007. In the current quarter, noninterest expenses included € 53 million related to capital injections into certain money market funds in Asset Management.
We reported a LOSS BEFORE INCOME TAXES of € 254 million for the quarter, versus income before income taxes of € 3.2 billion in the first quarter of 2007. Per our target definition, which excludes certain significant gains (net of related expenses) of € 854 million in the current quarter and € 252 million in the prior year quarter, the loss before income taxes was € 1.1 billion in the quarter, versus income before income taxes of € 2.9 billion in the prior year quarter. Gains in the current quarter arose predominantly from the aforementioned sales of industrial holdings. Pre-tax return on average active equity was (3) % for the quarter, versus 44 % in the prior year quarter.
We reported a NET LOSS of € 141 million for the quarter, compared to net income of € 2.1 billion in the first quarter of 2007. We recorded a tax benefit of € 113 million, versus tax expense of € 1.0 billion in the prior year quarter. The current quarter tax benefit includes a credit of € 44 million in respect of policyholder tax related to the aforementioned Abbey Life business. Diluted earnings per share were negative 27 cents, versus € 4.28 in the prior year quarter.
The TIER 1 CAPITAL RATIO, reported for the first time under the Basel II Capital Framework, was 9.2 % at the end of the quarter. The effect of the adoption of Basel II was an improvement in our Tier 1 ratio as the resulting reduction in Tier 1 capital was more than offset by lower risk-weighted assets under Basel II. At the end of the quarter, risk-weighted assets were € 303 billion, including the first quarter effect of higher risk-weighted assets for our leveraged finance loans funded for 180 days or more. Tier 1 capital was € 27.9 billion at the end of the quarter. The positive impact from the conversion of cumulative preferred securities into hybrid Tier 1 capital in the quarter was largely offset by foreign exchange rate movements, the impact of a net loss on retained earnings, and a dividend accrual equivalent to 25 % of the recommended annual dividend payment for 2007.

INTERIM REPORT            BUSINESS SEGMENT REVIEW

BUSINESS SEGMENT REVIEW
CORPORATE AND INVESTMENT BANK GROUP DIVISION (CIB)

	Three months ended		Absolute	Change in %
in € m.	Mar 31, 2008	Mar 31, 2007	change
Net revenues	1,541	6,730	(5,189)	(77)

Provision for credit losses	(11)	(20)	9	(45)

Noninterest expenses	2,914	4,347	(1,433)	(33)

Minority interest	(8)	8	(16)	N/M

Income (loss) before income taxes	(1,354)	2,395	(3,749)	N/M

N/M – Not meaningful
CORPORATE BANKING & SECURITIES (CB&S)

	Three months ended		Absolute	Change in %
in € m.	Mar 31, 2008	Mar 31, 2007	change
Net revenues	880	6,118	(5,238)	(86)

Provision for credit losses	(8)	(21)	13	(61)

Noninterest expenses	2,500	3,949	(1,450)	(37)

Minority interest	(8)	8	(16)	N/M

Income (loss) before income taxes	(1,604)	2,181	(3,785)	N/M

N/M – Not meaningful
SALES & TRADING (DEBT AND OTHER PRODUCTS) generated revenues of € 1.3 billion in the first quarter, a decrease of € 2.0 billion, or 61%, compared to the first quarter 2007. The decrease includes net mark-downs of € 885 million on residential mortgage-backed securities and commercial real estate loans. Earnings in our structured credit business also fell as a result of depressed client activity in CDOs and related products, and challenging markets in which previously stable relationships between cash and derivative instruments broke down. In contrast, revenues in foreign exchange, money markets, interest rate products and commodities increased substantially year-on-year due to both increased customer volumes and favorable market positioning. For the fourth consecutive year we were ranked as the world’s largest provider of foreign exchange services by respondents to Euromoney Magazine’s industry poll.
SALES & TRADING (EQUITY) generated revenues of € 745 million, a decrease of € 969 million, or 57%, versus the first quarter 2007. Performance in our equity derivatives business was negatively impacted by the increased correlation between equity markets, which led to a deterioration in the value of residual derivative positions arising from our activities in European retail structured products. Growth in cash equities’ revenues in Asia and North America was more than offset by a decline in Europe. The prime services business benefited from investors’ increasing preference for more stable prime brokerage counterparties. Designated Equity Proprietary Trading reported a small loss in the quarter, compared to a positive contribution in the first quarter 2007.

INTERIM REPORT            BUSINESS SEGMENT REVIEW

ORIGINATION AND ADVISORY generated revenues of negative € 1.2 billion in the first quarter 2008 compared to positive € 797 million in the first quarter 2007. The reduction in revenues arose principally from further deterioration in the market for private equity leveraged loans and financing experienced since the second half of 2007. Mark-to-market losses, net of fees, of € 1.8 billion were recorded against leveraged finance loans and loan commitments during the first quarter. This mark-down was in part offset by positive net interest revenues of € 206 million from funded leveraged finance loans. The difficult market conditions negatively impacted overall business volume with revenue declines across Origination and Advisory. Although Advisory revenues were down in the quarter, we increased our share and ranking in announced transaction volumes globally. In Origination (Equity), we increased our global share and improved our ranking in both the United States and Asia Pacific. While overall Origination (Debt) revenues were adversely impacted by the aforementioned mark-to-market losses in leveraged finance, investment grade revenues increased modestly despite a decline in market fee pools (Sources for all rankings, market volume and fee pool data: Thomson Financial, Dealogic).
LOAN PRODUCTS revenues were € 241 million for the first quarter 2008, a decrease of € 80 million, or 25%, from the same period last year. This largely reflects the impact of the application of the fair value option to new lending activity and related hedges, and the absence of gains on sales from restructured loans realized in the first quarter 2007.
OTHER PRODUCTS revenues were a negative € 253 million in the first quarter 2008, a decrease of € 185 million, compared to the prior year quarter. This was primarily due to mark-to-market losses on investments held to back insurance policyholder claims in Abbey Life (acquired in the fourth quarter 2007). This effect is offset in noninterest expenses in policyholder benefits and claims and therefore has no impact on our profitability.
In PROVISION FOR CREDIT LOSSES, CB&S recorded a net release of € 8 million in the first quarter 2008 compared to a net release of € 21 million in the prior year quarter.
NONINTEREST EXPENSES were € 2.5 billion in the first quarter 2008, a decrease of € 1.5 billion, or 37%, compared to the first quarter 2007, primarily reflecting lower performance-related compensation in line with business results, and a credit of € 141 million for the aforementioned policyholder benefits and claims.
INCOME (LOSS) BEFORE INCOME TAXES was a loss of € 1.6 billion in the first quarter 2008, compared to an income of € 2.2 billion in the prior year quarter.

INTERIM REPORT            BUSINESS SEGMENT REVIEW

KEY CREDIT MARKET EXPOSURES: Ongoing market dislocations and illiquidity in the credit markets may continue to impact our remaining risk positions (including protection purchased from monoline insurers) in the key businesses of CB&S that have been heavily impacted by the global credit crisis. These businesses are those relating to credit structuring, U.S. residential mortgages, commercial real estate and leveraged finance. The following paragraphs summarize these exposures as of the end of the first quarter of 2008.
CDO TRADING AND ORIGINATION BUSINESSES: The activities of our CDO trading and origination businesses span multiple asset classes. Managing our remaining exposure to the U.S. subprime residential mortgage market continues to be a particular focus.
The following table outlines the overall U.S. subprime residential mortgage-related exposures in our CDO trading businesses as of March 31, 2008 and December 31, 2007.

CDO subprime exposure	Mar 31, 2008			Dec 31, 2007
Trading	Subprime	Hedges and	Subprime	Subprime	Hedges and	Subprime
	ABS CDO	other	ABS CDO	ABS CDO	other	ABS CDO
	gross	protection	net	gross	protection	net
in € m.	exposure	purchased	exposure	exposure	purchased	exposure
Super Senior tranches	1,175	(476)	699	1,778	(938)	840

Mezzanine tranches	624	(599)	25	1,086	(922)	164

Total Super Senior and Mezzanine tranches	1,799	(1,075)	724	2,864	(1,860)	1,004

Other net subprime-related exposure held by CDO businesses			197			186

Total net subprime exposure in CDO businesses			921			1,190

In the above table, “exposure” represents our potential loss in the event of a 100 % default of subprime securities and related ABS CDO, assuming zero recovery. It is not an indication of our net delta adjusted trading risk (the net delta adjusted trading risk measure is used to ensure comparability between different ABS CDO and other subprime exposures, for each synthetic subprime position the delta represents the position in the related security which would have the same sensitivity to a given change in the market).
The various gross components of our overall net exposure shown above represent different vintages, locations, credit ratings and other market-sensitive factors. Therefore, while the overall numbers above provide a view of the absolute levels of our exposure to an extreme market movement, actual future profits or losses will depend on actual market movements, basis movements between different components of our positions and our ability to adjust hedges in these circumstances.
In addition to our CDO-related subprime exposure, we also have exposure to ABS CDO positions backed by U.S. Alt-A mortgage collateral. As of March 31, 2008, gross exposure for these positions on an equivalent basis to the above was € 489 million and net exposure was € 127 million. As of December 31, 2007, gross exposure was € 603 million and net exposure was € 161 million.

INTERIM REPORT            BUSINESS SEGMENT REVIEW

Our CDO businesses also have exposure to CDOs backed by other asset classes, including commercial mortgages, trust preferred securities, and collateralized loan obligations. These exposures are typically hedged through transactions arranged with other market participants or through other related market instruments.
In addition to our trading-related exposure, the table below summarizes our exposure to U.S. subprime ABS CDOs held within our “Available for Sale” category. These exposures arise from asset financing activities. Our potential economic exposure is hedged by additional short positions in our trading book. While changes in the fair value of available for sale securities generally are recorded in equity, certain reductions in fair value are reflected in profit or loss. In the first quarter of 2008, we recorded charges in profit or loss of € 144 million against these available for sale positions.

CDO subprime exposure - Available for sale	Exposure
in € m.	Mar 31, 2008	Dec 31, 2007
Available for sale	385	499

Short positions on trading book	(365)	(446)

Total net CDO subprime exposure	20	53

U.S. RESIDENTIAL MORTGAGE BUSINESSES: We also have ongoing exposure to the U.S. residential mortgage market through our trading, origination and securitization businesses in residential mortgages. The credit sensitive exposures, which exclude agency CMOs and agency eligible loans, are summarized below.

Other U.S. residential mortgage business exposure	Exposure
in € m.	Mar 31, 2008	Dec 31, 2007
Alt-A	5,238	7,848

Subprime	202	214

Other	1,599	1,666

Total other U.S. residential mortgage gross assets	7,038	9,729

Hedges and other protection purchased	(5,994)	(6,921)

Trading-related net positions	675	803

Total net other U.S. residential mortgage business exposure	1,719	3,611

In the above table, “exposure” represents our potential loss in the event of a 100 % default of RMBS bonds, loans and associated hedges, assuming a zero recovery. It is not an indication of our net delta adjusted trading risk (the net delta adjusted trading risk measure is used to ensure comparability between different residential mortgage-backed securities and other exposures, for each synthetic position the delta represents the position in the related security which would have the same sensitivity to a given change in the market).
As explained above, the overall numbers provide a view of the absolute levels of our exposure to an extreme market movement. Actual future profits or losses will depend on actual market movements, basis movements between different components of our positions and our ability to adjust hedges in these circumstances.

INTERIM REPORT            BUSINESS SEGMENT REVIEW

Hedges consist of a number of different market instruments, including protection provided by monoline insurers, single-name CDS contracts with market counterparties and index-based contracts. We have updated the December 31, 2007 comparatives from a net exposure basis (defined as the market value of the gross exposure on RMBS bonds and loans less the value of the protection provided by the associated hedges) to express a hypothetical zero recovery basis to provide a view of the absolute loss potential which is consistent with our other disclosures.
The trading-related net positions arise from our market-making and secondary activities in credit-sensitive U.S. mortgage markets.
EXPOSURE TO MONOLINE INSURERS: The deterioration of the U.S. subprime mortgage market has generated large exposures for financial guarantors, such as monoline insurers, that have insured or guaranteed the value of pools of collateral referenced by CDOs and other market-traded securities. There is some uncertainty as to whether some monolines will be able to meet all their liabilities to banks and other buyers of protection. Actual claims against monoline insurers will only become due if the bank incurs losses because of defaults in the underlying assets (or collateral).
The following table summarizes our net counterparty exposures to monoline insurers with respect to residential mortgage-related activity, on the basis of the mark-to-market value of the assets compared with the face value guaranteed or underwritten by monoline insurers.

Monoline exposure related to U.S. residential mortgages	Market value of		Gross notional value of
	bought protection		bought protection
in € m.	Mar 31, 2008	Dec 31, 2007	Mar 31, 2008	Dec 31, 2007
Super Senior ABS CDO	869	805	1,971	2,023

Other subprime	97	69	662	573

Alt-A	904	229	6,264	6,318

Total value of bought CDS protection	1,869	1,103	8,897	8,914

A portion of this mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.

INTERIM REPORT            BUSINESS SEGMENT REVIEW

As of March 31, 2008 and December 31, 2007, we recorded credit valuation adjustments of € 313 million and € 82 million, respectively, against monoline exposures. The credit valuation adjustments are based on a name-by-name assessment of creditworthiness of each monoline.
In addition to the residential mortgage-related activities shown in the table above, we have other exposures of € 1.9 billion as of March 31, 2008 compared to € 1.2 billion as of December 31, 2007, related to net counterparty exposure to monoline insurers, based on the mark-to-market value of other insured assets. These arise from a range of client activity, including collateralized loan obligations, commercial mortgage-backed securities, trust preferred securities, student loans and public sector or municipal debt.
COMMERCIAL REAL ESTATE BUSINESS: Our Commercial Real Estate business takes positions in whole loans, assets held for securitization and commercial mortgage-backed securities. The following is a summary of our gross exposure to whole loans and loan securities held on a fair value basis that are secured in part or whole on commercial property or commercial mortgage pools as of March 31, 2008 and December 31, 2007. This excludes our portfolio of secondary market commercial mortgage-backed securities which are actively traded and priced.

Commercial Real Estate exposure	Gross exposure
in € m.	Mar 31, 2008	Dec 31, 2007
Funded positions	16,399	15,999

Unfunded commitments	–	1,166

Total Commercial Real Estate exposure	16,399	17,165

Of which:
North America	7,605	8,366
Europe	8,794	8,799
(of which Germany was € 6,726 as of March 31, 2008 and € 6,873 as of December 31, 2007)

Mark-to-market losses against loans and loan commitments
in € m.	Mar 31, 2008	Dec 31, 2007
Net mark-downs excluding hedges for the three months ended March 31, 2008 and twelve months ended December 31, 2007	(342)	(386)

Gross mark-downs excluding fees and hedges on loans and commitments as of March 31, 2008 and December 31, 2007	(865)	(558)

INTERIM REPORT            BUSINESS SEGMENT REVIEW

Mark-to-market losses as of March 31, 2008 arose from continued illiquidity in the markets that developed during the second half of 2007, which has impacted our ability to securitize and sell commercial real estate loans. As of March 31, 2008 the carrying value of loans and loan commitments held on a fair value basis was € 15.5 billion, compared to € 16.6 billion as of December 31, 2007.
LEVERAGED FINANCE BUSINESS: The following is a summary of our exposures to leveraged loan and other financing commitments arising from the activities of our leveraged finance business as of March 31, 2008 and December 31, 2007. These activities include private equity transactions and other buyout arrangements. Also shown are the mark-downs taken against these loans and loan commitments as of March 31, 2008.

Leveraged Finance exposure	Gross exposure
in € m.	Mar 31, 2008	Dec 31, 2007
Funded positions	16,509	15,317

Unfunded commitments	16,638	20,897

Total Leveraged Finance exposure	33,147	36,214

Of which:
North America	23,689	26,620
Europe	8,843	8,959
Asia/Pacific	615	635

Of these commitments as of March 31, 2008, € 1.7 billion was accounted for on an amortized cost basis, and € 31.5 billion were accounted for at fair value. As of March 31, 2008 the carrying value of loans and loan commitments held on a fair value basis was € 28.6 billion, compared to € 33.5 billion as of December 31, 2007.

Mark-to-market losses against loans and loan commitments
in € m.	Mar 31, 2008	Dec 31, 2007
Net mark-downs excluding hedges for the three months ended March 31, 2008 and twelve months ended December 31, 2007	(1,770)	(759)

Gross mark-downs excluding fees and hedges on loans and commitments as of March 31, 2008 and December 31, 2007	(2,901)	(1,351)

INTERIM REPORT            BUSINESS SEGMENT REVIEW

GLOBAL TRANSACTION BANKING (GTB)

	Three months ended		Absolute	Change in %
in € m.	Mar 31, 2008	Mar 31, 2007	change
Net revenues	661	612	49	8

Provision for credit losses	(3)	1	(4)	N/M

Noninterest expenses	414	397	16	4

Minority interest	–	–	–	N/M

Income before income taxes	250	214	36	17

N/M – Not meaningful
GTB generated NET REVENUES of € 661 million in the first quarter 2008, an increase of € 49 million, or 8%, versus the first quarter 2007. The rise was predominantly attributable to GTB’s activities in Trade Finance, Domestic Custody and Cash Management. In Trade Finance, revenues increased primarily from higher volumes in the documentary credit business and a stronger guarantee business in Asia Pacific and Europe. Cash Management generated higher revenues mainly due to improved transaction volumes in our Euro clearing business, and the growth in Domestic Custody Services reflects greater transaction volumes supported by a 10 % increase in assets under custody relating to significant new client mandates.
In PROVISION FOR CREDIT LOSSES, a net release of € 3 million was recorded in the first quarter 2008, compared to a net charge of € 1 million in the prior year quarter.
NONINTEREST EXPENSES were € 414 million in the first quarter 2008, up € 16 million, or 4%, compared to the first quarter 2007. This reflects increased staff levels, as well as higher performance-related compensation and transaction-related costs in line with business results.
INCOME BEFORE INCOME TAXES was € 250 million for the first quarter, an increase of € 36 million, or 17%, compared to the prior year quarter.

INTERIM REPORT            BUSINESS SEGMENT REVIEW

PRIVATE CLIENTS AND ASSET MANAGEMENT GROUP DIVISION (PCAM)

	Three months ended		Absolute	Change in %
in € m.	Mar 31, 2008	Mar 31, 2007	change
Net revenues	2,454	2,433	22	1

Provision for credit losses	125	117	8	7

Noninterest expenses	1,838	1,832	5	0

Minority interest	(0)	3	(3)	N/M

Income before income taxes	492	481	11	2

N/M – Not meaningful
ASSET AND WEALTH MANAGEMENT CORPORATE DIVISION (AWM)

	Three months ended		Absolute	Change in %
in € m.	Mar 31, 2008	Mar 31, 2007	change
Net revenues	1,001	1,008	(7)	(1)

Provision for credit losses	0	1	(1)	(80)

Noninterest expenses	813	817	(4)	(0)

Minority interest	(0)	2	(3)	N/M

Income before income taxes	188	188	0	0

N/M – Not meaningful
In the first quarter, AWM reported NET REVENUES of € 1.0 billion, a decrease of € 7 million, or 1%, compared to the prior year quarter.
PORTFOLIO/FUND MANAGEMENT revenues in Asset Management (AM) decreased € 41 million, or 8%, compared to the first quarter 2007. This reduction was driven by the impact of deteriorating market conditions on asset-based fees, partly offset by higher performance fees due to strong sector and industry selections. Portfolio/Fund Management revenues in Private Wealth Management (PWM) decreased by € 4 million, or 4%, compared to the first quarter 2007. The reduction was mainly driven by the impact of deteriorating market conditions in the first quarter 2008 on asset-based fees and the stronger Euro, partly offset by invested assets inflows as a consequence of prior investments into our platform. BROKERAGE revenues of € 238 million were up € 7 million, or 3%, compared to the prior year quarter. The increase was predominantly attributable to a high demand for alternative investment and structured products, partly offset by lower customer activity in the current market environment and the impact of the stronger Euro. LOAN/DEPOSIT revenues of € 62 million were up by € 9 million, or 18%, due to higher balances and margins in both our loan and deposit business. Revenues from OTHER PRODUCTS of € 112 million were up by € 19 million, or 21%, compared to the prior year quarter. This increase was driven by a single one-time gain in PWM related to an investment in Switzerland. Both periods included gains from AM’s Real Estate business including a gain of € 65 million on the sale of Australian activities in the first quarter 2008.

INTERIM REPORT            BUSINESS SEGMENT REVIEW

NONINTEREST EXPENSES in the first quarter 2008 were € 813 million, essentially unchanged compared to the first quarter 2007. The impact of lower performance-related compensation, the favorable effect of a strong Euro and € 11 million lower policyholder benefits and claims were offset by expenses for capital injections of € 53 million into certain mutual funds. For the full year 2007 expenses for such cash injections were € 42 million.
AWM’s INCOME BEFORE INCOME TAXES was € 188 million, unchanged versus the prior year quarter.
INVESTED ASSETS in AWM decreased € 51 billion to € 698 billion in the first quarter of 2008. The decrease was attributable to a negative performance impact of € 32 billion under current market conditions and negative foreign exchange rate effects of € 20 billion. Partly offsetting these factors were € 7 billion net new invested assets, of which € 4 billion related to PWM and € 2 billion related to AM. The remainder of the development related to divestitures in AM’s Alternative Investments business.
PRIVATE & BUSINESS CLIENTS CORPORATE DIVISION (PBC)

	Three months ended		Absolute	Change in %
in € m.	Mar 31, 2008	Mar 31, 2007	change
Net revenues	1,454	1,425	28	2

Provision for credit losses	125	116	8	7

Noninterest expenses	1,025	1,016	9	1

Minority interest	0	0	(0)	(39)

Income before income taxes	304	293	11	4

NET REVENUES were a record € 1.5 billion, an increase of € 28 million, or 2%, compared to the first quarter 2007. PAYMENTS, ACCOUNT & REMAINING FINANCIAL SERVICES increased by € 57 million, or 26%, primarily driven by the continuing high levels of insurance products sales. LOAN/DEPOSIT revenues increased by € 27 million, or 4%, compared to the prior year quarter. In particular, deposit revenues improved, driven by significantly higher balances. Partly offsetting this development were BROKERAGE revenues, which decreased by € 34 million, or 11%, from the prior year quarter and revenues from PORTFOLIO/FUND MANAGEMENT, which decreased by € 8 million, or 13%. Both categories were impacted by the deteriorating conditions in the equity markets. Revenues from OTHER PRODUCTS decreased by € 13 million, or 12%, compared to the prior year quarter, which included gains from the sale of businesses.
The PROVISION FOR CREDIT LOSSES in the first quarter was € 125 million, an increase of € 8 million, or 7%, compared to the same quarter last year, reflecting organic growth in consumer finance.
NONINTEREST EXPENSES in the first quarter 2008 were € 1.0 billion, an increase of € 9 million, or 1%, compared to the first quarter 2007. The main drivers for this development were higher compensation expenses due to higher staff levels, mainly in Germany, Poland and India.
INCOME BEFORE INCOME TAXES in PBC was € 304 million in the first quarter, an increase of € 11 million, or 4%, compared to the first quarter 2007.

INTERIM REPORT            BUSINESS SEGMENT REVIEW

In this year’s first quarter, PBC’s business volumes increased in both the deposit and the lending businesses.
INVESTED ASSETS were € 198 billion as of March 31, 2008, a decrease of € 5 billion during the first quarter 2008. This decrease was driven by the impact of market depreciation of € 10 billion, partly offset by net new assets of € 4 billion generated during the quarter.
PBC gained 182,000 net new clients in the first quarter 2008, resulting in a total number of clients of 14.0 million, mainly driven by increases in Germany and India.
CORPORATE INVESTMENTS GROUP DIVISION (CI)

	Three months ended		Absolute	Change in %
in € m.	Mar 31, 2008	Mar 31, 2007	change
Net revenues	705	438	266	61

Provision for credit losses	(0)	1	(1)	N/M

Noninterest expenses	26	134	(108)	(81)

Minority interest	(0)	(0)	(0)	20

Income before income taxes	679	305	375	123

N/M – Not meaningful
CI’s INCOME BEFORE INCOME TAXES was € 679 million in the first quarter 2008, compared to € 305 million in the first quarter last year. The current quarter included gains of € 854 million from the sale of industrial holdings, including Daimler AG, Allianz SE and Linde AG. Mark-downs, including the impact from our option to increase our share in Hua Xia Bank Co. Ltd., negatively impacted the current quarter. The prior year’s first quarter benefited from mark-to-market gains of this option and additionally included a gain (net of charges) of € 124 million related to our investment in Deutsche Interhotel Holding GmbH & Co. KG and gains from industrial holdings of € 159 million.
CONSOLIDATION & ADJUSTMENTS

	Three months ended		Absolute	Change in %
in € m.	Mar 31, 2008	Mar 31, 2007	change
Net revenues	(84)	(25)	(60)	N/M

Provision for credit losses	(0)	0	(0)	N/M

Noninterest expenses	(21)	3	(23)	N/M

Minority interest	8	(11)	19	N/M

Income (loss) before income taxes	(72)	(17)	(55)	N/M

N/M – Not meaningful
LOSS BEFORE INCOME TAXES in Consolidation & Adjustments was € 72 million in the first quarter 2008 compared to € 17 million in the prior year quarter. Neither period included significant individual items.

INTERIM REPORT            BALANCE SHEET DEVELOPMENT

BALANCE SHEET DEVELOPMENT
ASSETS AND LIABILITIES
Our total assets as of March 31, 2008 were € 2,305 billion, an increase of € 285 billion, or 14%, versus December 31, 2007 ( € 2,020 billion). Total liabilities were € 2,269 billion as of March 31, 2008, € 287 billion, or 15%, higher than December 31, 2007 ( € 1,982 billion).
The primary drivers for the increase in both total assets and total liabilities were financial instruments at fair value through profit or loss. As of March 31, 2008, the increase in positive and negative market values from derivatives compared to December 31, 2007 was € 246 billion and € 230 billion, respectively. This growth was mainly in interest rate products within our Global Rates business due to the strong directional bias of interest rate yield curves. Additionally, in our Global Credit Trading business the widening of credit spreads contributed to the increase in derivatives.
FAIR VALUE HIERARCHY – VALUATION TECHNIQUES WITH UNOBSERVABLE PARAMETERS
This level of the IFRS fair value hierarchy includes more complex OTC derivatives, illiquid loans and certain structured bonds. Instruments classified in this category have a parameter input or inputs which are unobservable and which have a more than insignificant impact on either the fair value of the instrument or the profit and loss of the instrument.
Total assets held at fair value which are measured using valuation techniques with unobservable parameters (“Level 3”) were € 95 billion as of March 31, 2008, which was equivalent to 6 % of total fair value assets, as of that date (versus € 88 billion, or 6%, as of December 31, 2007). Total liabilities which are measured using valuation techniques with unobservable parameters were € 31 billion as of March 31, 2008 which was equivalent to 3 % of total fair value liabilities (versus € 23 billion, or 2%, as of December 31, 2007). The increase in Level 3 positions was attributable to reduced levels of liquidity and observable market data related to non-agency residential mortgage-backed loans and securities.
EQUITY
Total equity was € 36 billion as of March 31, 2008, a decrease of € 2.4 billion, or 6%, versus December 31, 2007. The main contributors to this development were the reduction of unrealized net gains on financial assets available for sale of € 2.4 billion and negative effects of exchange rate changes of € 868 million (especially in the U.S. dollar and the British pound). The reduction of unrealized net gains on financial assets available for sale is due to three main factors: realization of gains/losses (€ 0.8 billion), mainly from the reduction of industrial holdings, unrealized losses from equity securities reflecting decreases in the market value (€ 0.9 billion), as well as realized and unrealized losses from debt securities (€ 0.7 billion). The majority of the latter was attributable to a general decline in the fair value of € 10 billion of debt securities that form part of the consolidated asset-backed commercial paper (“ABCP”) programs that we sponsored. Such assets are subject to the usual price verification procedures and are continually reviewed for potential impairment through profit and loss. These negative factors were partly offset by an increase in minority interest of € 613 million mainly due to the consolidation of entities which were formed in the first quarter of 2008 and in which we were not the sole shareholder.

INTERIM REPORT            RELATED PARTY TRANSACTIONS

Further, net changes in share awards resulted in a € 545 million increase in additional paid-in capital. The increase in share awards reflects the amortization of share-based compensation awards, including the impact of the accelerated amortization of awards under early retirement rules.
RELATED PARTY TRANSACTIONS
We have business relationships with a number of the companies in which we own significant equity interests. We also have business relationships with a number of companies where members of our Management Board also hold positions on boards of directors. Our business relationships with these companies cover many of the financial services we provide to our clients generally. For more detailed information, refer to the other financial information of this Interim Report.
GOODWILL IMPAIRMENT REVIEW
In the first quarter of 2008, conditions in the financial markets significantly worsened. The environment for Corporate Finance products in general and for leveraged lending and Commercial Real Estate in particular, has substantially deteriorated from that expected in the latter part of 2007. As a result of the changes in the market environment, we have reviewed the current and expected performance of our cash generating unit Corporate Finance, and the potential impact on goodwill allocated to it. Our goodwill impairment test indicated that the goodwill of this cash generating unit was not impaired as of March 31, 2008. However, the excess of the recoverable amount over the carrying amount is reduced as compared with our annual goodwill impairment test, conducted at the end of 2007. Continued low levels of M&A and issuance activity, a prolonged period of investor cautiousness as well as a further deterioration in the leveraged loan market, in particular limiting our ability to sell loans and loan commitments, could result in an impairment situation in the future.

INTERIM REPORT            OUTLOOK

OUTLOOK
The following section should be read in conjunction with the Outlook section in the Management Report and the Risk Report provided in our Financial Report for the year ended December 31, 2007.
We believe global economic growth is likely to slow to 4 % in the current year, from 4.9 % in 2007. This is due to the rise in energy and food prices, and, more importantly, the marked slowdown in the U.S. Due to the recession in residential construction, employment in the U.S. has been declining since the beginning of the year and consumer sentiment has fallen considerably. Following the noticeable weakness in early 2008 fiscal stimulus should start to support the U.S. economy in the second and third quarter. For the year as a whole, we expect GDP growth in the U.S. to come to just 1.5%.
The effects of international developments and the record highs of the Euro have so far had limited impact in the Euro area, particularly in Germany. Although investment and employment growth is weakening, it is still robust in the light of high capacity utilization. Yet, the retarding external factors will increasingly gain influence and growth in the Euro area and in Germany are expected to slow to about 1.5 % in the current year.
Capital market conditions have deteriorated further in the first quarter, even though there have been weak signals of stabilization recently. Interbank markets remain tight; risk spreads have risen further, making refinancing even more expensive for banks and likely to represent a burden also during the coming months. Further write-downs on bonds backed by subprime mortgages and on leveraged loans and similar products have again weakened the capital base of a number of banks, which have been able to compensate partly for this by raising new capital. Lending to private and business clients in many industrial countries has slowed down only slightly so far, despite tighter credit standards; lending to business clients in the euro zone even expanded further. We believe markets will probably also continue to witness a re-pricing of risk rather than a credit crunch in the strict sense of the word – provided there is no unexpectedly sharp decline in growth in the U.S. and Europe.
The discussion on tightening bank regulatory requirements as a consequence of the recent financial market turmoil has become much more specific; first measures are scheduled to be implemented by the end of the year. At the same time, the financial industry itself has made several recommendations to strengthen financial market stability in the future. Implementation of these proposals is likewise expected to start in the second half of 2008.

INTERIM REPORT            OUTLOOK

Looking forward, the near-term outlook is highly uncertain. Credit and liquidity remain very tight. Investors continue to be cautious. The U.S. housing market is still weak. Inflationary pressures have intensified in both mature and developing economies. This, coupled with slowing economic momentum, will likely affect business activity in the wider economy. Recently, however, we have seen some encouraging developments. In April, financial markets have shown signs of stabilizing, and valuations of some asset classes are attracting growing interest from investors. The banking industry, central bankers and governments have signaled their determination to take action to address the situation. Nonetheless, significant challenges and uncertainties still exist.
Deutsche Bank’s position is clear. Faced with lower revenues in some areas, we remain rigorous in controlling costs and monitoring investment spending. We are redeploying both human and capital resources toward growth businesses and regions. We have moved swiftly and decisively to consolidate our capital strength. We have further bolstered our funding base, and made good progress on our 2008 funding plan. We continue to reduce our risk exposures in critical areas, including leveraged finance and commercial real estate. Our exposure to subprime remains relatively modest.
The fundamental trends shaping our operating environment are unchanged, and Deutsche Bank is well-positioned to emerge stronger than ever from this crisis. The capital markets will be of ever greater importance in financing economic activity, especially as pressure on capital forces banks to restrict traditional lending activities, and this gives us scope for growth in investment banking. Around the world, wealth continues to be created, private individuals continue to plan for their retirement, and new, demanding investors emerge, creating opportunities for us as a major global asset gatherer. The world’s economy continues to become more globally integrated, and that makes our worldwide network, with a presence in 76 countries, an ever more valuable competitive asset.
We re-affirm our strategy and our business model. We have already benefited from synergies among our core businesses, and we have the potential to unlock more value from these synergies. Our integrated ‘one bank’ approach has proven its worth and is essential to our success, and our ability to create value for our shareholders. We have captured market share in some important areas. We are equally determined to meet near-term challenges, and to take advantage of longer-term opportunities. We remain vigilant in the face of the current difficult conditions, but we are also confident in the strength of our platform.

INTERIM REPORT            CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)

Consolidated Statement of Income (unaudited)
INCOME STATEMENT

	Three months ended
in € m.	Mar 31, 2008	Mar 31, 2007
Interest and similar income	16,537	16,269

Interest expense	13,861	14,216

Net interest income	2,676	2,053

Provision for credit losses	114	98

Net interest income after provision for credit losses	2,562	1,955

Commissions and fee income	2,531	2,931

Net gains (losses) on financial assets/liabilities at fair value through profit or loss	(1,578)	3,973

Net gains (losses) on financial assets available for sale	683	234

Net income (loss) from equity method investments	86	183

Other income	218	202

Total noninterest income	1,940	7,523

Compensation and benefits	2,934	4,329

General and administrative expenses	1,948	1,913

Policyholder benefits and claims	(126)	27

Impairment of intangible assets	–	54

Restructuring activities	–	(8)

Total noninterest expenses	4,756	6,315

Income (loss) before income taxes	(254)	3,163

Income tax expense (benefit)	(113)	1,031

Net income (loss)	(141)	2,132

Net income (loss) attributable to minority interest	(10)	11

Net income (loss) attributable to Deutsche Bank shareholders	(131)	2,121

EARNINGS PER COMMON SHARE

	Three months ended
in €	Mar 31, 2008	Mar 31, 2007
Earnings per common share:

Basic	€ (0.27)	€ 4.47

Diluted	€ (0.27)	€ 4.28

Number of shares in m.

Denominator for basic earnings per share – weighted-average shares outstanding	483.8	475.0

Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions[1]	483.9	495.7

1
Due to the net loss situation for the three months ended March 31, 2008 potentially dilutive shares are generally not considered for the EPS calculation, because to do so would be anti-dilutive. Under a net income situation however, the number of adjusted weighted-average shares after assumed conversions would have increased by 19.8 million shares for the three months ended March 31, 2008.

INTERIM REPORT            CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE (UNAUDITED)

Consolidated Statement of Recognized Income and Expense (unaudited)

	Three months ended
in € m.	Mar 31, 2008		Mar 31, 2007
Net income (loss) recognized in the income statement	(141)		2,132

Net gains (losses) not recognized in the income statement, net of tax

Unrealized gains (losses) on financial assets available for sale:
Unrealized net gains (losses) arising during the period, before tax	(1,892)		916
Net reclassification adjustment for realized net (gains) losses, before tax	(683)		(234)

Unrealized net gains (losses) on derivatives hedging variability of cash flows:
Unrealized net gains (losses) arising during the period, before tax	24		(10)
Net reclassification adjustment for realized net (gains) losses, before tax	2		3

Foreign currency translation:
Unrealized net gains (losses) arising during the period, before tax	(855)		(150)
Net reclassification adjustment for realized net (gains) losses, before tax	–		–

Tax on items taken directly to equity or reclassified from equity	116		(3)

Total net gains (losses) not recognized in the income statement, net of tax	(3,288)	[1]	522

Total recognized income and expense	(3,429)		2,654

Attributable to:
Minority interest	(9)		13
Deutsche Bank shareholders	(3,420)		2,641

1
Represents the change in the balance sheet in net gains (losses) not recognized in the income statement (net of tax) between December 31, 2007 of € 1,133 million and March 31, 2008 of € (2,157) million, adjusted for minority interest attributable to these components of € 2 million.

INTERIM REPORT            CONSOLIDATED BALANCE SHEET (UNAUDITED)

Consolidated Balance Sheet (unaudited)
ASSETS

in € m.	Mar 31, 2008	Dec 31, 2007
Cash and due from banks	6,475	8,632

Interest-earning deposits with banks	25,614	21,615

Central bank funds sold and securities purchased under resale agreements	36,037	13,597

Securities borrowed	58,984	55,961

Financial assets at fair value through profit or loss	1,676,913	1,474,103

Financial assets available for sale	42,895	42,294

Equity method investments	3,438	3,366

Loans	207,435	198,892

Premises and equipment	2,473	2,409

Goodwill and other intangible assets	8,853	9,383

Other assets	227,354	182,897

Income tax assets	8,866	7,200

Total assets	2,305,337	2,020,349

LIABILITIES AND EQUITY

in € m.	Mar 31, 2008	Dec 31, 2007
Deposits	439,619	457,946

Central bank funds purchased and securities sold under repurchase agreements	217,376	178,741

Securities loaned	11,873	9,565

Financial liabilities at fair value through profit or loss	1,181,012	966,177

Other short-term borrowings	50,681	53,410

Other liabilities	222,470	171,509

Provisions	1,292	1,295

Income tax liabilities	7,230	6,639

Long-term debt	126,874	126,703

Trust preferred securities	7,324	6,345

Obligation to purchase common shares	3,552	3,553

Total liabilities	2,269,303	1,981,883

Common shares, no par value, nominal value of € 2.56	1,358	1,358

Additional paid-in capital	16,254	15,808

Retained earnings	24,980	25,116

Common shares in treasury, at cost	(2,885)	(2,819)

Equity classified as obligation to purchase common shares	(3,551)	(3,552)

Net gains (losses) not recognized in the income statement, net of tax
Unrealized net gains on financial assets available for sale, net of applicable tax and other	1,195	3,635
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(34)	(52)
Foreign currency translation, net of tax	(3,318)	(2,450)

Total net gains (losses) not recognized in the income statement, net of tax	(2,157)	1,133

Total shareholders’ equity	33,999	37,044

Minority interest	2,035	1,422

Total equity	36,034	38,466

Total liabilities and equity	2,305,337	2,020,349

INTERIM REPORT            CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

Consolidated Statement of Cash Flows (unaudited)

	Three months ended
in € m.	Mar 31, 2008	Mar 31, 2007
Net income (loss)	(141)	2,132

Cash flows from operating activities:
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for credit losses	114	98
Restructuring activities	–	(40)
Gain on sale of financial assets available for sale, equity method investments, and other	(1,013)	(248)
Deferred income taxes, net	(876)	94
Impairment, depreciation and other amortization, and accretion	848	467
Share of net income from equity method investments	(12)	(204)

Income (loss) adjusted for noncash charges, credits and other items	(1,080)	2,299

Adjustments for net change in operating assets and liabilities:
Interest-earning time deposits with banks	(2,872)	3,330
Central bank funds sold, securities purchased under resale agreements, securities borrowed	(27,313)	(11,995)
Trading assets	(248,598)	(52,213)
Other financial assets at fair value through profit or loss (excl. investing activities)	9,504	(13,600)
Loans	(9,040)	(3,048)
Other assets	(49,395)	(80,912)
Deposits	(13,080)	3,810
Trading liabilities	257,294	22,236
Other financial liabilities at fair value through profit or loss (excl. financing activities) [1]	(19,479)	33,065
Securities loaned, central bank funds purchased, securities sold under repurchase agreements	45,601	19,274
Other short-term borrowings	(1,866)	(180)
Other liabilities	57,880	74,845
Senior long-term debt[2]	2,256	10,191
Other, net	2,139	602

Net cash provided by operating activities	1,951	7,704

Cash flows from investing activities:
Proceeds from:
Sale of financial assets available for sale (incl. at fair value through profit or loss)	3,651	2,409
Maturities of financial assets available for sale (incl. at fair value through profit or loss)	5,577	2,499
Sale of equity method investments	159	371
Sale of premises and equipment	66	77

Purchase of:
Financial assets available for sale (incl. at fair value through profit or loss)	(13,518)	(4,349)
Equity method investments	(237)	(34)
Premises and equipment	(114)	(110)
Net cash paid for business combinations/divestitures	(24)	(678)
Other, net	(25)	23

Net cash provided by (used in) investing activities	(4,465)	208

Cash flows from financing activities:
Issuances of subordinated long-term debt (incl. at fair value through profit or loss)	48	120
Repayments and extinguishments of subordinated long-term debt (incl. at fair value through profit or loss)	(25)	(1,387)
Issuances of trust preferred securities (incl. at fair value through profit or loss)	1,246	–
Repayments and extinguishments of trust preferred securities (incl. at fair value through profit or loss)	–	(308)
Common shares issued under share-based compensation plans	5	45
Purchases of treasury shares	(5,340)	(5,996)
Sale of treasury shares	5,250	6,334
Dividends paid to minority interests	(6)	(4)
Net change in minority interests	647	(105)

Net cash provided by (used in) financing activities	1,825	(1,301)

Net effect of exchange rate changes on cash and cash equivalents	(271)	5

Net increase (decrease) in cash and cash equivalents	(960)	6,616
Cash and cash equivalents at beginning of period	26,098	17,354
Cash and cash equivalents at end of period	25,138	23,970

Net cash provided by operating activities include

Income taxes paid, net	1,276	621

Interest paid	15,209	13,790

Interest and dividends received	16,537	15,501

Cash and cash equivalents comprise

Cash and due from banks	6,475	6,728

Interest-earning demand deposits with banks (not included: time deposits of € 6,951 m. as of March 31, 2008 and € 8,278 m. as of March 31, 2007)	18,663	17,242

Total	25,138	23,970

1
Included are senior long-term debt issuances of € 9,240 million and € 4,286 million and repayments and extinguishments of € 7,002 million and € 1,587 million until March 31, 2008 and 2007, respectively.

2	Included are issuances of € 32,013 million and € 21,898 million and repayments and extinguishments of € 27,167 million and € 13,170 million until March 31, 2008 and 2007, respectively.

INTERIM REPORT            BASIS OF PREPARATION

Basis of Preparation
The accompanying condensed consolidated interim financial statements which include Deutsche Bank AG and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”) and are stated in Euro. Since the Group does not use the “carve-out” relating to hedge accounting included in IAS 39, “Financial Instruments: Recognition and Measurement,” as endorsed by the EU, its financial statements fully comply with IFRS as issued by the IASB.
These condensed consolidated interim financial statements are unaudited and conform to IAS 34, “Interim Financial Reporting”, and should be read in conjunction with the audited consolidated financial statements of Deutsche Bank for the financial year 2007. The condensed consolidated interim financial statements are based on the same accounting policies applied in the preparation of the consolidated financial statements for 2007 except for changes set out as follows.
In July 2007, the International Financial Reporting Interpretations Committee (“IFRIC”) issued interpretation IFRIC 14, “IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction” (“IFRIC 14”). IFRIC 14 provides general guidance on how to assess the limit in IAS 19, “Employee Benefits,” on the amount of a pension fund surplus that can be recognized as an asset. It also explains how the pension asset or liability may be affected when there is a statutory or contractual minimum funding requirement. No additional liability need be recognized by the employer under IFRIC 14 unless the contributions that are payable under the minimum funding requirement cannot be returned to the company. IFRIC 14 is effective for annual periods beginning on or after January 1, 2008. Even though the EU has yet to endorse IFRIC 14, its adoption by Deutsche Bank has no impact on the conformity with IFRS as endorsed by the EU, because the adoption of IFRIC 14 had no impact on Deutsche Bank’s consolidated interim financial statements.
The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities. Areas where this is required include the fair value of certain financial assets and liabilities, the allowance for loan losses, the impairment of goodwill, intangibles and assets other than loans, the recognition and measurement of deferred tax assets, provisions for uncertain income tax positions, legal and regulatory contingencies, the reserves for insurance and investment contracts, reserves for pensions and similar obligations. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates and the results reported should not be regarded as necessarily indicative of results that may be expected for the entire year.
The condensed consolidated interim financial statements include supplementary disclosures on segment information, income statement and balance sheet and other financial information. Prior period amounts for the cash flow statement as well as for certain income statement positions were adjusted as described in Note [44] of Deutsche Bank’s Financial Report 2007.

INTERIM REPORT            IMPACT OF CHANGES IN ACCOUNTING PRINCIPLES (UNAUDITED)

Impact of Changes in Accounting Principles (unaudited)
IFRS 3 AND IAS 27
In January 2008, the IASB issued a revised version of IFRS 3, “Business Combinations” (“IFRS 3 R”), and an amended version of IAS 27, “Consolidated and Separate Financial Statements” (“IAS 27 R”). IFRS 3 R reconsiders the application of acquisition accounting for business combinations and IAS 27 R mainly relates to changes in the accounting for non-controlling interests and the loss of control of a subsidiary. Under IFRS 3 R, the acquirer can elect to measure any non-controlling interest on a transaction-by-transaction basis, either at fair value as of the acquisition date or at its proportionate interest in the fair value of the identifiable assets and liabilities of the acquiree. When an acquisition is achieved in successive share purchases (step acquisition), the identifiable assets and liabilities of the acquiree are recognized at fair value when control is obtained. A gain or loss is recognized in profit or loss for the difference between the fair value of the previously held equity interest in the acquiree and its carrying amount. IAS 27 R also requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control. Transactions resulting in a loss of control result in a gain or loss being recognized in profit or loss. The gain or loss includes a remeasurement to fair value of any retained equity interest in the investee. In addition, all items of consideration transferred by the acquirer are measured and recognized at fair value, including contingent consideration, as of the acquisition date. Transaction costs incurred by the acquirer in connection with the business combination do not form part of the cost of the business combination transaction but are expensed as incurred unless they relate to the issuance of debt or equity securities, in which case they are accounted for under IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 3 R and IAS 27 R are effective for business combinations in annual periods beginning on or after July 1, 2009, with early application permitted provided that both Standards are applied together. While approved by the IASB, the standards have yet to be endorsed by the EU. The Group is currently evaluating the potential impact that the adoption of IFRS 3 R and IAS 27 R will have on its consolidated financial statements.
IAS 32 AND IAS 1
In February 2008, the IASB issued amendments to IAS 32, “Financial Instruments: Presentation”, and IAS 1, “Presentation of Financial Statements”: “Puttable Financial Instruments and Obligations Arising on Liquidation”. The amendments provide for equity treatment, under certain circumstances, for financial instruments puttable at fair value and obligations arising on liquidation only. They are effective for annual periods beginning on or after January 1, 2009, with earlier application permitted. While approved by the IASB, the standards have yet to be endorsed by the EU. The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

INTERIM REPORT            SEGMENT INFORMATION (UNAUDITED)

Segment Information (unaudited)
The following segment information has been prepared in accordance with IFRS 8, “Operating Segments,” which defines requirements for the disclosure of financial information of an entity’s operating segments. It follows the “management approach”, which requires presentation of the segments on the basis of the internal reports about components of the entity which are regularly reviewed by the chief operating decision-maker in order to allocate resources to a segment and to assess its performance.
BUSINESS SEGMENTS
The Group’s segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments.
During the first three months of 2008, there were no material changes in the organizational structure which affected the composition of the business segments. Restatements due to minor changes in the organizational structure have been implemented in the presentation of prior period comparables if they were considered in the Group’s management reporting systems.
The following describes certain transactions which impacted the Group’s segment operations:
—	On January 31, 2008, the Group acquired HedgeWorks LLC, a hedge fund administrator based in the United States. It is included in the corporate division Global Transaction Banking.

—
Effective March 12, 2008, the Group completed the acquisition of a 60 % interest in Far Eastern Alliance Asset Management Co. Limited, a Taiwanese investment management firm, which is included in the corporate division Asset and Wealth Management.

INTERIM REPORT            SEGMENT INFORMATION (UNAUDITED)

SEGMENTAL RESULTS OF OPERATIONS
The following tables present the results of the business segments, including the reconciliation to the consolidated results under IFRS, for the three months ended March 31, 2008 and 2007.

Three months ended	Corporate and Investment Bank			Private Clients and			Corporate		Consoli-	Total
Mar 31, 2008				Asset Management			Inves-		dation &	Consoli-
							tments		Adjust-	dated
	Corporate	Global	Total	Asset and	Private &	Total			ments
	Banking &	Trans-		Wealth	Business
in € m.	Securities	action		Manage-	Clients
(unless stated otherwise)		Banking		ment
Net revenues	880	661	1,541	1,001	1,454	2,454	705	[1]	(84)	4,616

Provision for credit losses	(8)	(3)	(11)	0	125	125	(0)		(0)	114

Total noninterest expenses	2,500	414	2,914	813	1,025	1,838	26		(21)	4,756

therein:
Policyholder benefits and claims	(141)	–	(141)	14	–	14	–		1	(126)
Impairment of intangible assets	–	–	–	–	–	–	–		–	–
Restructuring activities	–	–	–	–	–	–	–		–	–

Minority interest	(8)	–	(8)	(0)	0	(0)	(0)		8	–

Income (loss) before income taxes	(1,604)	250	(1,354)	188	304	492	679		(72)	(254)

Cost/income ratio	N/M	63%	189%	81%	70%	75%	4%		N/M	103%

Assets[2]	2,158,799	36,790	2,176,969	39,457	122,081	161,288	9,907		11,626	2,305,337

Average active equity[3]	20,376	1,069	21,446	4,772	3,390	8,162	278		542	30,427

Pre-tax return on average active equity[4]	(31)%	94%	(25)%	16%	36%	24%	N/M		N/M	(3)%

N/M – Not meaningful

1	Includes gains from the sale of industrial holdings (Daimler AG, Allianz SE and Linde AG) of € 854 million.

2
The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to ‘Total Consolidated’.

3
For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

4	For the calculation of pre-tax return on average active equity please refer to page 46 of this document. For ‘Total Consolidated’ pre-tax return on average shareholders’ equity is (3) %.

INTERIM REPORT            SEGMENT INFORMATION (UNAUDITED)

Three months ended	Corporate and Investment Bank			Private Clients and			Corporate		Consoli-	Total
Mar 31, 2007				Asset Management			Invest-		dation &	Consoli-
							ments		Adjust-	dated
	Corporate	Global	Total	Asset and	Private &	Total			ments
	Banking &	Trans-		Wealth	Business
in € m.	Securities	action		Manage-	Clients
(unless stated otherwise)		Banking		ment
Net revenues	6,118	612	6,730	1,008	1,425	2,433	438	[1]	(25)	9,576

Provision for credit losses	(21)	1	(20)	1	116	117	1		0	98

Total noninterest expenses	3,949	397	4,347	817	1,016	1,832	134		3	6,315

therein:
Policyholder benefits and claims	–	–	–	24	–	24	–		3	27
Impairment of intangible assets	–	–	–	–	–	–	54		–	54
Restructuring activities	(3)	(0)	(3)	(4)	(0)	(4)	0		0	(8)

Minority interest	8	–	8	2	0	3	(0)		(11)	–

Income (loss) before income taxes	2,181	214	2,395	188	293	481	305		(17)	3,163

Cost/income ratio	65%	65%	65%	81%	71%	75%	30%		N/M	66%

Assets (as of Dec 31, 2007) [2]	1,881,638	32,083	1,895,756	39,081	117,533	156,391	13,002		8,695	2,020,349

Average active equity[3]	17,768	1,053	18,822	5,074	3,372	8,445	681		403	28,351

Pre-tax return on average active equity[4]	49%	81%	51%	15%	35%	23%	179%		N/M	44%

N/M – Not meaningful

1	Includes gains from the sale of industrial holdings (Fiat S.p.A.) of € 128 million and income from equity method investments (Deutsche Interhotel Holding GmbH & Co. KG) of € 178 million.

2
The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to ‘Total Consolidated’.

3
For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

4	For the calculation of pre-tax return on average active equity please refer to page 46 of this document. For ‘Total Consolidated’ pre-tax return on average shareholders’ equity is 37%.
RECONCILIATION OF SEGMENTAL RESULTS OF OPERATIONS TO CONSOLIDATED RESULTS OF OPERATIONS ACCORDING TO IFRS
Loss before income taxes in Consolidation & Adjustments was € 72 million in the first quarter 2008 compared to € 17 million in the prior year quarter. Neither period included significant individual items.

INTERIM REPORT            SEGMENT INFORMATION (UNAUDITED)

ENTITY-WIDE DISCLOSURES
The Group presents revenues for groups of similar products and services by group division on a standalone basis derived from the Group’s management accounting systems. The following tables present the net revenue components of the Corporate and Investment Bank Group Division and the Private Clients and Asset Management Group Division for the three months ended March 31, 2008 and 2007.

	Corporate and Investment Bank
	Three months ended
in € m.	Mar 31, 2008	Mar 31, 2007
Sales & Trading (equity)	745	1,714

Sales & Trading (debt and other products)	1,317	3,354

Total Sales & Trading	2,062	5,068

Origination (equity)	85	146

Origination (debt)	(1,383)	401

Total Origination	(1,298)	547

Advisory	128	250

Loan products	241	321

Transaction services	661	612

Other products	(253)	(68)

Total[1]	1,541	6,730

1
Total net revenues presented above include net interest income, net gains (losses) on financial assets/liabilities at fair value through profit or loss and other revenues such as commissions and fee income.

	Private Clients and
	Asset Management
	Three months ended
in € m.	Mar 31, 2008	Mar 31, 2007
Portfolio/fund management[1]	636	689

Brokerage	522	550

Loan/deposit[1]	811	775

Payments, account & remaining financial services	282	223

Other products	202	196

Total[2]	2,454	2,433

1	Revenues from investment accounts (interest) have been reclassified from Portfolio/fund management to Loan/deposit. The prior period has been restated to reflect this change.

2
Total net revenues presented above include net interest income, net gains (losses) on financial assets/liabilities at fair value through profit or loss and other revenues such as commissions and fee income.

INTERIM REPORT            INFORMATION ON THE INCOME STATEMENT (UNAUDITED)

Information on the Income Statement (unaudited)
NET INTEREST INCOME AND NET GAINS (LOSSES) ON FINANCIAL ASSETS/LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS BY GROUP DIVISON

	Three months ended
in € m.	Mar 31, 2008		Mar 31, 2007
Net interest income	2,676		2,053

Trading income	(7,832)		4,241

Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss	6,254	[1]	(267)

Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	(1,578)		3,973

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	1,098		6,026

Breakdown by Group Division/CIB product:

Sales & Trading (equity)	417		1,430
Sales & Trading (debt and other products)	1,185		3,074
Total Sales & Trading	1,602		4,504

Loan products[2]	145		172

Transaction services	344		307

Remaining products[3]	(1,636)		193

Total Corporate and Investment Bank	455		5,175

Private Clients and Asset Management	879		850

Corporate Investments	(130)		25

Consolidation & Adjustments	(107)		(24)

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	1,098		6,026

1
Includes a gain of € 5.0 billion from securitization structures that Deutsche Bank is required to consolidate for financial statement purposes. An offsetting fair value movement on related instruments is reported within trading income. Both are recorded under Sales & Trading (debt and other products) with an immaterial net profit or loss effect.

2	Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.

3	Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss on origination, advisory and other products.
COMMISSIONS AND FEE INCOME

	Three months ended
in € m.	Mar 31, 2008	Mar 31, 2007
Commissions and fees from fiduciary activities	884	909

Commissions, broker’s fees, mark-ups on securities underwriting and other securities activities	1,036	1,360

Fees for other customer services	611	662

Total commissions and fee income	2,531	2,931

INTERIM REPORT            INFORMATION ON THE INCOME STATEMENT (UNAUDITED)

PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS

	Retirement benefit plans		Post-employment
			medical plans
	Three months ended		Three months ended
in € m.	Mar 31, 2008	Mar 31, 2007	Mar 31, 2008	Mar 31, 2007
Current service cost	56	67	1	1

Interest cost	115	109	1	2

Expected return on plan assets	(114)	(109)	–	–

Amortization of actuarial loss (gain)	(3)	–	(1)	(1)

Past service cost (credit) recognized immediately	1	2	–	–

Settlements/curtailments	–	–	–	–

Effect of the limit in IAS 19.58(b)	1	–	–	–

Total expense defined benefit plans	56	69	1	2

Expenses for defined contribution plans for the three months ended March 31, 2008 and 2007 totaled € 65 million and € 58 million, respectively. In addition, employer contributions to the mandatory German social security pension plan amounted to € 38 million and € 37 million in the three months ended March 31, 2008 and 2007, respectively.
The Group expects to contribute approximately € 200 million to its retirement benefit plans in 2008. The final amounts to be contributed in 2008 will be determined in the fourth quarter of 2008.
GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended
in € m.	Mar 31, 2008	Mar 31, 2007
General and administrative expenses:

IT costs	451	437

Occupancy, furniture and equipment expenses	348	329

Professional service fees	243	268

Communication and data services	171	169

Travel and representation expenses	112	116

Payment and clearing services	110	109

Marketing expenses	94	88

Other expenses	419	397

Total general and administrative expenses	1,948	1,913

INTERIM REPORT            INFORMATION ON THE BALANCE SHEET (UNAUDITED)

Information on the Balance Sheet (unaudited)
FINANCIAL ASSETS/LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

in € m.	Mar 31, 2008	Dec 31, 2007
Trading assets:

Trading securities	436,357	449,684

Positive market values from derivative financial instruments	848,856	603,059

Other trading assets[1]	93,245	104,236

Total trading assets	1,378,458	1,156,979

Financial assets designated at fair value through profit or loss:

Securities purchased under resale agreements	184,041	211,142

Securities borrowed	81,537	69,830

Loans	20,736	21,522

Other financial assets designated at fair value through profit or loss	12,141	14,630

Total financial assets designated at fair value through profit or loss	298,455	317,124

Total financial assets at fair value through profit or loss	1,676,913	1,474,103

1	Includes traded loans of € 89,500 million and € 102,093 million as of March 31, 2008 and December 31, 2007, respectively.

in € m.	Mar 31, 2008	Dec 31, 2007
Trading liabilities:

Trading securities	112,236	106,225

Negative market values from derivative financial instruments	838,041	608,528

Other trading liabilities	5,787	830

Total trading liabilities	956,064	715,583

Financial liabilities designated at fair value through profit or loss:

Securities sold under repurchase agreements	160,325	184,943

Loan commitments	1,027	526

Long-term debt	50,478	52,327

Other financial liabilities designated at fair value through profit or loss	4,521	3,002

Total financial liabilities designated at fair value through profit or loss	216,351	240,798

Investment contract liabilities[1]	8,597	9,796

Total financial liabilities at fair value through profit or loss	1,181,012	966,177

1	These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value.
FINANCIAL ASSETS AVAILABLE FOR SALE

in € m.	Mar 31, 2008	Dec 31, 2007
Debt securities	33,235	30,419

Equity securities	5,836	8,240

Other equity interests	1,201	1,204

Loans	2,623	2,431

Total financial assets available for sale	42,895	42,294

INTERIM REPORT            INFORMATION ON THE BALANCE SHEET (UNAUDITED)

PROBLEM LOANS

	Mar 31, 2008			Dec 31, 2007
	Individually	Collectively	Total	Individually	Collectively	Total
in € m.	assessed	assessed		assessed	assessed
Nonaccrual loans	1,740	1,175	2,915	1,702	1,129	2,831

Loans 90 days or more past due and still accruing	20	194	214	30	191	220

Troubled debt restructurings	59	–	59	93	–	93

Total problem loans	1,819	1,370	3,189	1,824	1,320	3,144

Thereof: IFRS impaired loans	1,533	1,175	2,709	1,516	1,129	2,645

ALLOWANCE FOR CREDIT LOSSES

Allowance for loan losses	Three months ended
in € m.	Mar 31, 2008	Mar 31, 2007
Balance, beginning of year	1,705	1,670

Provision for loan losses	124	100

Charge-offs	(183)	(163)
Recoveries	59	68
Net charge-offs	(124)	(95)

Changes in the group of consolidated companies	–	–

Exchange rate changes	(39)	(18)

Balance, end of period	1,667	1,657

Allowance for off-balance sheet positions	Three months ended
in € m.	Mar 31, 2008	Mar 31, 2007
Balance, beginning of year	219	256

Provision for off-balance sheet positions	(10)	(2)

Changes in the group of consolidated companies	–	6

Exchange rate changes	(5)	(1)

Balance, end of period	204	259

INTERIM REPORT            INFORMATION ON THE BALANCE SHEET (UNAUDITED)

OTHER ASSETS AND OTHER LIABILITIES

in € m.	Mar 31, 2008	Dec 31, 2007
Other assets:

Brokerage and securities related receivables
Cash/margin receivables	35,385	34,277
Receivables from prime brokerage	37,872	44,389
Pending securities transactions past settlement date	22,464	14,307
Receivables from unsettled regular way trades	93,275	58,186
Total brokerage and securities related receivables	188,996	151,159

Accrued interest receivable	7,584	7,549

Other	30,774	24,189

Total other assets	227,354	182,897

in € m.	Mar 31, 2008	Dec 31, 2007
Other liabilities:

Brokerage and securities related payables
Cash/margin payables	22,683	17,029
Payables from prime brokerage	44,926	39,944
Pending securities transactions past settlement date	17,920	12,535
Payables from unsettled regular way trades	100,025	58,901
Total brokerage and securities related payables	185,554	128,409

Accrued interest payable	5,304	6,785

Other	31,612	36,315

Total other liabilities	222,470	171,509

LONG-TERM DEBT

in € m.	Mar 31, 2008	Dec 31, 2007
Senior debt:

Bonds and notes:
Fixed rate	70,901	72,173
Floating rate	47,959	46,384

Subordinated debt:

Bonds and notes:
Fixed rate	3,824	3,883
Floating rate	4,190	4,263

Total long term debt	126,874	126,703

SHARES ISSUED AND OUTSTANDING

in million	Mar 31, 2008	Dec 31, 2007
Shares issued	530.5	530.4

Shares in treasury	30.1	29.3

– thereof buyback	29.9	29.1

– thereof other	0.2	0.2

Shares outstanding	500.4	501.1

INTERIM REPORT            INFORMATION ON THE BALANCE SHEET (UNAUDITED)

CHANGES IN EQUITY

	Three months ended
in € m.	Mar 31, 2008	Mar 31, 2007
Common shares
Balance, beginning of year	1,358	1,343
Common shares issued under share-based compensation plans	–	2
Balance, end of period	1,358	1,345

Additional paid-in capital
Balance, beginning of year	15,808	15,246
Net change in share awards in the reporting period	545	399
Common shares issued under share-based compensation plans	5	44
Tax benefits related to share-based compensation plans	(88)	11
Option premiums on options on Deutsche Bank common shares	(1)	49
Net gains (losses) on treasury shares sold	(15)	39
Other	–	–
Balance, end of period	16,254	15,788

Retained earnings
Balance, beginning of year	25,116	20,451
Net income (loss) attributable to Deutsche Bank shareholders	(131)	2,121
Other effects from options on Deutsche Bank common shares	(6)	12
Other	1	1
Balance, end of period	24,980	22,585

Common shares in treasury, at cost
Balance, beginning of year	(2,819)	(2,378)
Purchases of shares	(5,340)	(5,996)
Sale of shares	5,272	6,297
Treasury shares distributed under share-based compensation plans	2	–
Balance, end of period	(2,885)	(2,077)

Equity classified as obligation to purchase common shares
Balance, beginning of year	(3,552)	(4,307)
Additions	(29)	(742)
Deductions	30	825
Balance, end of period	(3,551)	(4,224)

Net gains (losses) not recognized in the income statement, net of tax
Balance, beginning of year	1,133	2,403
Change in unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	(2,440)	681
Change in unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	18	(5)
Foreign currency translation, net of tax	(868)	(160)
Balance, end of period	(2,157)	2,919

Total shareholders’ equity, end of period	33,999	36,336

Minority interest
Balance, beginning of year	1,422	717
Minority interest in net profit or loss	(10)	11
Increases	674	23
Decreases and dividends	(23)	(143)
Foreign currency translation, net of tax	(28)	(3)
Balance, end of period	2,035	605

Total equity, end of period	36,034	36,941

INTERIM REPORT            OTHER FINANCIAL INFORMATION (UNAUDITED)

Other Financial Information (unaudited)
The following two tables present a summary of the Group’s regulatory capital and risk position. Amounts presented for 2008 are pursuant to the revised capital framework presented by the Basel Committee in 2004 (“Basel II”) as adopted into German law by the German Banking Act and the Solvency Regulation (“Solvabilitätsverordnung”). The amounts presented for 2007 are based on the Basel I framework and thus calculated on a non-comparative basis.
REGULATORY CAPITAL

in € m.	Mar 31, 2008	Dec 31, 2007
	Basel II	Basel I

Core (Tier 1) capital:

Common shares	1,358	1,358

Additional paid-in capital	16,254	15,808

Retained earnings, common shares in treasury, equity classified as obligation to purchase common shares, foreign currency translation, minority interest	17,261	17,717

Noncumulative trust preferred securities	7,121	5,602

Items to be fully deducted from Tier 1 capital (inter alia goodwill and other intangible assets)	(13,153)	(12,165)

Items to be partly deducted from Tier 1 capital[1]	(984)	N/A

Total core (Tier 1) capital[2]	27,857	28,320

Supplementary (Tier 2) capital:

Unrealized gains on listed securities (45% eligible)	710	1,472

Other inherent loss allowance	N/A	358

Cumulative preferred securities	297	841

Qualified subordinated liabilities	7,286	7,058

Items to be partly deducted from Tier 2 capital[1]	(984)	N/A

Total supplementary (Tier 2) capital	7,309	9,729

Available Tier 3 capital	–	–

Total regulatory capital	35,166	38,049

N/A – Not applicable

1	Pursuant to KWG section 10 (6) and section 10 (6a) in conjunction with KWG section 10a.

2	Excludes certain items arising on consolidation according to KWG section 64h (3).
REGULATORY RISK POSITION AND CAPITAL ADEQUACY RATIOS

in € m.
(unless stated otherwise)	Mar 31, 2008	Dec 31, 2007
	Basel II	Basel I

Credit risk	247,942	314,845

Market risk	18,031	13,973

Operational risk	37,407	N/A

Total risk position	303,380	328,818

Core capital ratio (Tier 1) in %	9.2%	8.6%

Total capital ratio (Tier 1 + 2) in %	11.6%	11.6%

N/A – Not applicable

INTERIM REPORT            OTHER FINANCIAL INFORMATION (UNAUDITED)

COMMITMENTS AND CONTINGENT LIABILITIES
The table below summarizes the contractual amounts of the Group’s irrevocable lending-related commitments and contingent liabilities. Contingent liabilities consist of financial and performance guarantees, standby letters of credit and indemnity agreements. The contractual amount of these commitments is the maximum amount at risk for the Group if the customer fails to meet its obligations. Probable losses under these contracts are recognized as provisions.

in € m.	Mar 31, 2008	Dec 31, 2007
Irrevocable lending commitments	109,758	128,511

Contingent liabilities	45,370	49,905

Total	155,128	178,416

Commitments and contingent liabilities stated above do not represent expected future cash flows as many of these contracts will expire without being drawn. The Group may require collateral to mitigate the credit risk of commitments and contingent liabilities.
OTHER CONTINGENCIES
Due to the nature of its business, the Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. In accordance with applicable accounting requirements, the Group provides for potential losses that may arise out of contingencies, including contingencies in respect of such matters, when the potential losses are probable and estimable. Contingencies in respect of legal matters are subject to many uncertainties and the outcome of individual matters is not predictable with assurance. Significant judgment is required in assessing probability and making estimates in respect of contingencies, and the Group’s final liabilities may ultimately be materially different. The Group’s total liability recorded in respect of litigation, arbitration and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case, the Group’s experience and the experience of others in similar cases, and the opinions and views of legal counsel. Although the final resolution of any such matters could have a material effect on the Group’s consolidated operating results for a particular reporting period, the Group believes that it will not materially affect its consolidated financial position. In respect of each of the matters specifically described below, some of which consist of a number of claims, it is the Group’s belief that the reasonably possible losses relating to each claim in excess of any provisions are either not material or not estimable.

INTERIM REPORT            OTHER FINANCIAL INFORMATION (UNAUDITED)
The Group’s significant legal proceedings are described below.
TAX-RELATED PRODUCTS: Deutsche Bank AG, along with certain affiliates, and current and former employees (collectively referred to as “Deutsche Bank”), have collectively been named as defendants in a number of legal proceedings brought by customers in various tax-oriented transactions. Deutsche Bank provided financial products and services to these customers, who were advised by various accounting, legal and financial advisory professionals. The customers claimed tax benefits as a result of these transactions, and the United States Internal Revenue Service has rejected those claims. In these legal proceedings, the customers allege that the professional advisors, together with Deutsche Bank, improperly misled the customers into believing that the claimed tax benefits would be upheld by the Internal Revenue Service. The legal proceedings are pending in numerous state and federal courts and in arbitration, and claims against Deutsche Bank are alleged under both U.S. state and federal law. Many of the claims against Deutsche Bank are asserted by individual customers, while others are asserted on behalf of a putative customer class. No litigation class has been certified as against Deutsche Bank. Approximately 70 legal proceedings have been resolved and dismissed with prejudice as against Deutsche Bank. Approximately 22 other legal proceedings remain pending as against Deutsche Bank and are currently at various pre-trial stages, including discovery.
The United States Department of Justice (“DOJ”) is also conducting a criminal investigation of tax-oriented transactions that were executed from approximately 1997 through 2001. In connection with that investigation, DOJ has sought various documents and other information from Deutsche Bank and has been investigating the actions of various individuals and entities, including Deutsche Bank, in such transactions. In the latter half of 2005, DOJ brought criminal charges against numerous individuals based on their participation in certain tax-oriented transactions while employed by entities other than Deutsche Bank. In the latter half of 2005, DOJ also entered into a Deferred Prosecution Agreement with an accounting firm (the “Accounting Firm”), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Accounting Firm based on its participation in certain tax-oriented transactions provided that the Accounting Firm satisfied the terms of the Deferred Prosecution Agreement. On February 14, 2006, DOJ announced that it had entered into a Deferred Prosecution Agreement with a financial institution (the “Financial Institution”), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Financial Institution based on its role in providing financial products and services in connection with certain tax-oriented transactions provided that the Financial Institution satisfied the terms of the Deferred Prosecution Agreement. Deutsche Bank provided similar financial products and services in certain tax-oriented transactions that are the same or similar to the tax oriented transactions that are the subject of the above-referenced criminal charges. Deutsche Bank also provided financial products and services in additional tax-oriented transactions as well. DOJ’s criminal investigation is ongoing.
KIRCH LITIGATION. In May 2002, Dr. Leo Kirch personally and as an assignee of two entities of the former Kirch Group, i.e., PrintBeteiligungs GmbH and the group holding company TaurusHolding GmbH & Co. KG, initiated legal action against Dr. Rolf-E. Breuer and Deutsche Bank AG alleging that a statement made by Dr. Breuer (then the Spokesman of Deutsche Bank AG’s Management Board) in an interview with Bloomberg television on February 4, 2002 regarding the Kirch Group was in breach of laws and financially damaging to Kirch. On January 24, 2006, the German Federal Supreme Court sustained the action for the declaratory judgment only in respect of the claims assigned by PrintBeteiligungs GmbH. Such action and judgment did not require a proof of any loss caused by the statement made in the interview. PrintBeteiligungs GmbH is the only company of the Kirch Group which was a borrower of Deutsche Bank AG. Claims by Kirch personally and by TaurusHolding GmbH & Co. KG were dismissed. To be awarded a judgment for damages against Deutsche Bank AG, Dr. Kirch had to file a new lawsuit. In May 2007,

INTERIM REPORT            OTHER FINANCIAL INFORMATION (UNAUDITED)
Dr. Kirch filed an action as assignee of PrintBeteiligungs GmbH against Deutsche Bank AG and Dr. Breuer for the payment of approximately € 1.6 billion at the time of the filing (the amount depends, among other things, on the development of the price for the shares of Axel Springer AG) plus interest. In these proceedings he will have to prove that such statement caused financial damages to PrintBeteiligungs GmbH and the amount thereof. In the Group’s view, the causality in respect of the basis and scope of the claimed damages has not been sufficiently substantiated in the complaint.
On December 31, 2005, KGL Pool GmbH filed a lawsuit against Deutsche Bank AG and Dr. Breuer. The lawsuit is based on alleged claims assigned from various subsidiaries of the former Kirch Group. KGL Pool GmbH seeks a declaratory judgment to the effect that Deutsche Bank AG and Dr. Breuer are jointly and severally liable for damages as a result of the interview statement and the behavior of Deutsche Bank AG in respect of several subsidiaries of the Kirch Group. In December 2007, KGL Pool GmbH supplemented this lawsuit by a motion for payment of approximately € 2.0 billion plus interest as compensation for the purported damages which two subsidiaries of the former Kirch Group allegedly suffered as a result of the statement by Dr. Breuer. In the Group’s view, due to the lack of a relevant contractual relationship with any of these subsidiaries there is no basis for such claims, and the causality in respect of the basis and scope of the claimed damages has not been sufficiently substantiated in the complaint.
BUSINESS COMBINATIONS
On January 31, 2008, the Group acquired 100 % of HedgeWorks LLC (“HedgeWorks”), a hedge fund administrator based in the United States. The cost of the business combination consisted of a cash payment of € 19 million and another € 16 million subject to the acquiree exceeding certain performance targets over the next three years. Based on provisional values, the purchase price was allocated as goodwill of € 23 million, other intangible assets of € 10 million and net tangible assets of € 2 million. HedgeWorks is included in GTB.
Effective March 12, 2008, the Group completed the acquisition of a 60 % majority stake in Far Eastern Alliance Asset Management Co. Limited, a Taiwanese investment management firm. The preliminary cost of the acquisition consisted of a cash consideration of € 5 million, for which the Group purchased a 25 % stake and subscribed to newly issued shares amounting to 35 % of the share capital. The purchase price on provisional values is allocated as goodwill of € 1 million and net tangible assets of € 4 million. The acquiree is included in AWM.

INTERIM REPORT            OTHER FINANCIAL INFORMATION (UNAUDITED)
RELATED PARTY TRANSACTIONS
During the three months ended March 31, 2008 and the year ended December 31, 2007 the Group has had business relationships with a number of related parties. Transactions with these parties are made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. These transactions did not involve more than the normal risk of collectibility or present other unfavorable features.
TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of Deutsche Bank, directly or indirectly. The Group considers the members of the Management Board and of the Supervisory Board to constitute key management personnel for purposes of IAS 24. Among the Group’s transactions with key management personnel as of March 31, 2008 were loans and commitments of € 4 million and deposits of € 4 million. As of December 31, 2007 there were loans and commitments of € 4 million and deposits of € 1 million among the Group’s transactions with key management personnel. In addition the Group provides banking services, such as payment and account services as well as investment advice, to key management personnel and their close family members.
TRANSACTIONS WITH SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER RELATED PARTIES
Transactions between Deutsche Bank AG and its subsidiaries also meet the definition of related party transactions. Where these transactions are eliminated on consolidation, they are not disclosed in the Group’s financial statements.
LOANS
During the three months ended March 31, 2008 and year ended December 31, 2007 the Group made loans to related parties and entered into guarantees on behalf of certain related parties. The table below shows the amounts of loans made and repaid, loan balances outstanding, and guarantees made by the Group on behalf of related parties.

	Associated companies and
	other related parties
in € m.	Mar 31, 2008	Dec 31, 2007
Loans outstanding, beginning of period	2,081	622

Loans issued during the period	643	1,790

Loan repayment during the period	58	161

Changes in the group of consolidated companies	(13)	(2)

Exchange rate changes	(116)	(89)

Other changes	–	(79)

Loans outstanding, end of period[1]	2,537	2,081

Other credit risk related transactions:

Provision for loan losses	–	–

Guarantees and commitments[2]	64	233

1
The amount of these loans that are past due totaled € 11 million and € 3 million as of March 31, 2008 and December 31, 2007, respectively. Loans include also loans to joint ventures of € 9 million and € 24 million as of March 31, 2008 and as of December 31, 2007, respectively.

2	The guarantees above included credit and finance guarantees, financial letter of credits and standby letter of credits as well as guarantees that are related to leasing transactions.

INTERIM REPORT            OTHER FINANCIAL INFORMATION (UNAUDITED)
DEPOSITS

	Associated companies and
	other related parties
in € m.	Mar 31, 2008	Dec 31, 2007
Deposits outstanding, beginning of period	962	855

Deposits received during the period	15	294

Deposits repaid during the period	60	89

Changes in the group of consolidated companies	9	(43)

Exchange rate changes	(37)	(55)

Other changes	–	–

Deposits outstanding, end of period[1]	889	962

1
The above deposits were made in the ordinary course of business. Deposits included also € 2 million and € 3 million deposits from joint ventures as of March 31, 2008 and December 31, 2007, respectively.

In addition, the Group had trading positions with associated companies of € 171 million as of March 31, 2008 and € 67 million as of December 31, 2007.
TRANSACTIONS WITH PENSION PLANS
The Group has business relationships with a number of its pension plans pursuant to which it provides financial services to these plans, including investment management services. Pension funds may hold or trade Deutsche Bank shares or securities. As of March 31, 2008, transactions with these plans are not material for the Group.

INTERIM REPORT            OTHER INFORMATION

Other Information
VALUE-AT-RISK OF TRADING UNITS1, 2

	Total		Interest rate risk		Equity price risk		Foreign exchange risk		Commodity price risk
in € m.	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Average[3]	117.8	85.6	101.1	61.5	68.5	55.6	13.9	15.3	11.1	11.0

Maximum[3]	141.0	118.8	125.6	95.9	93.8	90.5	21.5	28.9	18.4	18.0

Minimum[3]	97.5	66.5	83.1	42.7	46.1	43.5	8.5	5.9	7.6	5.7

Period-end[4]	125.5	100.6	108.8	90.8	68.9	49.5	11.7	11.3	18.4	8.7

1	All figures for 1-day holding period; 99% confidence level.

2	Value-at-risk is not additive due to correlation effects.

3	Amounts show the bands within which the values fluctuated during the period January 1 to March 31, 2008 and the year 2007, respectively.

4	Figures for 2007 as of December 31, 2007; figures for 2008 as of March 31, 2008.
TARGET DEFINITION
As part of Phase 3 of the Group’s Management Agenda, the Group has stated targets for its IBIT attributable to Deutsche Bank shareholders, pre-tax return on average active equity and percentage growth in earnings per share. These targets are measured using target definitions that adjust IFRS financial measures to exclude certain significant gains (such as gains from the sale of industrial holdings, businesses or premises) and certain significant charges (such as charges from restructuring, goodwill impairment or litigation) if such gains or charges are not indicative of the future performance of the Group’s core businesses. These target definitions, which are set forth below, are non-GAAP financial measures.
IBIT ATTRIBUTABLE TO DEUTSCHE BANK SHAREHOLDERS (TARGET DEFINITION): The IBIT attributable to Deutsche Bank shareholders target is based on income before income tax expense attributable to Deutsche Bank shareholders (i.e., less minority interest), adjusted for certain significant gains and charges as follows.

	Three months ended
in € m.	Mar 31, 2008	Mar 31, 2007
Income (loss) before income taxes (IBIT)	(254)	3,163

Less pretax minority interest	10	(11)

IBIT attributable to Deutsche Bank shareholders	(244)	3,153

Add (deduct):
Certain significant gains (net of related expenses)	(854)[1]	(252)[2]
Certain significant charges	–	–

IBIT attributable to the Deutsche Bank shareholders (target definition)	(1,098)	2,901

1	Gains from the sale of industrial holdings (Daimler AG, Allianz SE and Linde AG) of € 854 million.

2
Gains from the sale of industrial holdings (Fiat S.p.A.) of € 128 million and income from equity method investments (Deutsche Interhotel Holding GmbH & Co. KG) of € 178 million, net of goodwill impairment charge of € 54 million.

INTERIM REPORT            OTHER INFORMATION
PRE-TAX RETURN ON AVERAGE ACTIVE EQUITY (TARGET DEFINITION): The pre-tax return on average active equity target is based on IBIT attributable to Deutsche Bank shareholders (target definition), as a percentage of the Group’s average active equity, which is defined below. For comparison, also presented are pre-tax return on average shareholders’ equity, which is defined as income before income tax expense attributable to Deutsche Bank shareholders (i.e., less minority interest), as a percentage of average shareholders’ equity, and pre-tax return on average active equity, which is defined as income before income tax expense attributable to Deutsche Bank shareholders (i.e., less minority interest), as a percentage of average active equity.
AVERAGE ACTIVE EQUITY: The Group calculates active equity to make it easier to compare it to its competitors and refers to active equity in several ratios. However, active equity is not a measure provided for in IFRS and you should not compare the Group’s ratios based on average active equity to other companies’ ratios without considering the differences in the calculation. The items for which the Group adjusts the average shareholders’ equity are average unrealized net gains on assets available for sale and average fair value adjustments on cash flow hedges (both components net of applicable taxes), as well as average dividends, for which a proposal is accrued on a quarterly basis and for which payments occur once a year following the approval by the general shareholders’ meeting.

	Three months ended
in € m.
(unless stated otherwise)	Mar 31, 2008	Mar 31, 2007
Average shareholders’ equity	35,590	34,286

Add (deduct):
Average unrealized gains on financial assets available for sale/average fair value adjustments on cash flow hedges, net of applicable tax	(2,478)	(3,435)
Average dividend accruals	(2,685)	(2,500)

Average active equity	30,427	28,351

Pre-tax return on average shareholders’ equity	(2.7)%	36.8%

Pre-tax return on average active equity	(3.2)%	44.5%

Pre-tax return on average active equity (target definition)	(14.4)%	40.9%

INTERIM REPORT            OTHER INFORMATION
DILUTED EARNINGS PER SHARE (TARGET DEFINITION): The target for growth in earnings per share is based on diluted earnings per share (target definition), which is defined as net income (loss) attributable to Deutsche Bank shareholders (i.e., less minority interest), after assumed conversions, adjusted for post-tax effects of significant gains/charges and certain significant tax effects, divided by the weighted average number of diluted shares outstanding. For reference, diluted earnings per share, which is defined as net income (loss) attributable to Deutsche Bank shareholders (i.e., less minority interest), after assumed conversions, divided by the weighted average number of diluted shares outstanding, is also provided.

Three months ended
in € m.	Mar 31, 2008	Mar 31, 2007
Net income (loss) attributable to Deutsche Bank shareholders	(131)	2,121

Add (deduct):
Post-tax effect of certain significant gains/charges	(854)[1]	(197)[2]
Certain significant tax effects	–	–

Net income (loss) attributable to Deutsche Bank shareholders (basis for target definition EPS)	(985)	1,924

Diluted earnings per share	€ (0.27)	€ 4.28

Diluted earnings per share (target definition)	€ (2.04)	€ 3.88

1	Gains from the sale of industrial holdings (Daimler AG, Allianz SE and Linde AG) of € 854 million.

2
Gains from the sale of industrial holdings (Fiat S.p.A.) of € 126 million and income from equity method investments (Deutsche Interhotel Holding GmbH & Co. KG) of € 125 million, net of goodwill impairment charge of € 54 million.